                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 Schedule 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)

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                           PROMETHEUS INCOME PARTNERS
                           (Name of Subject Company)

                        PROM INVESTMENT PARTNERS L.L.C.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                                (Title of Class
                                 of Securities)

                                  742941 10 7
                             (CUSIP Number of Class
                                 of Securities)

--------------------------------------------------------------------------------
                               W. Edward Scheetz
                        Prom Investment Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                    Copy to:
                                 Peter M. Fass
                             Steven L. Lichtenfeld
                               Battle Fowler LLP
                              75 East 55th Street
                              New York, NY  10022
                                 (212) 856-7000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                          Calculation of Filing Fee
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
         Transaction                                           Amount of
         Valuation*                                            Filing Fee
--------------------------                            --------------------------
         $4,275,000                                             $855.00
--------------------------------------------------------------------------------

          *For purposes of calculating the filing fee only. This amount assumes the purchase of 9,000 units of limited partnership interest ("Units") of the subject company for $475 per Unit in cash.

{X} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:           855.00
Form or registration no.:         Schedule 14D-1
Filing party:                     Prom Investment Partners L.L.C.
Date filed:                       October 18, 1996

                         (Continued on following pages)
                              (Page 1 of 5 pages)

Cusip No.:  742941 10 7                    14D-1                    Page 2 of 5




----------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         PROM INVESTMENT PARTNERS L.L.C.


----------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                       (a)  {  }
                                                                                                       (b)  {  }

----------------------------------------------------------------------------------------------------------------
3.       SEC Use Only



----------------------------------------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; WC

----------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required   Pursuant to Item 2(e) or 2(f)
                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


----------------------------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         5 Units of Limited Partnership Interest

----------------------------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%

----------------------------------------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         OO

                       AMENDMENT NO. 2 TO SCHEDULE 14D-1

         This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed by Prom Investment Partners L.L.C., a Delaware limited liability company (the "Purchaser"), with the Securities and Exchange Commission on October 18, 1996, as amended by Amendment No. 1 filed on November 12, 1996, relating to the tender offer by the Purchaser to purchase up to 9,000 of the issued and outstanding units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the
Schedule 14D-1 and the Offer to Purchase.


ITEM 3.          PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
                 COMPANY.

         Item 3(b) is hereby supplemented and amended as follows:

                 Since November 18, 1996, PIP, the Partnership and the Purchaser have discussed elements of a possible settlement agreement of the pending litigation between the Partnership and the Purchaser, which settlement may include, among other things, a possible joint tender offer by PIP and the Purchaser for Units. No assurance can be made, however, that any settlement of this litigation will be effected at this time or at all.


ITEM 10.         ADDITIONAL INFORMATION.

         Item 10(f) is hereby supplemented and amended as follows:

         The information set forth in the press release dated November 27, 1996, a copy of which is attached hereto as Exhibit (a)(10), is incorporated herein in its entirety by reference.


ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby supplemented and amended by adding the following, a copy of which is attached hereto as an exhibit:

         99.(a)(10) Press Release dated November 27, 1996.





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
                                   SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 27, 1996

                                      PROM INVESTMENT PARTNERS L.L.C.

                                      By:      AP-GP Prom Partners Inc., its
                                               managing member

                                               By: /s/  Richard Mack
                                                   -----------------------------
                                                   Name:  Richard Mack
                                                   Title: Vice President






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
                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.                           TITLE
-----------                           -----
 99.(a)(10)           Press Release dated November 27, 1996





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